SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: January 22, 2009

List of materials

Documents attached hereto:

i) Press release announcing Sony Announces Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2009

ii) Press release announcing Sony Outlines Initiatives to Enhance Profitability and Competitiveness

News & Information	1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

No: 09-012E
Date: January 22, 2009

SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
FOR THE FISCAL YEAR ENDING MARCH 31, 2009

Tokyo, January 22, 2009 -- Sony Corporation has revised its consolidated results forecast for the fiscal year ending March 31, 2009 from that announced on October 23, 2008.

Consolidated Results Forecast

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2008 Actual Results	March 31, 2008 Actual Results
Sales and operating revenue	¥7,700	-14%	¥9,000	-13%	¥8,871.4
Operating income (loss)	(260)	-	200	-	475.3
(Equity in net income (loss) of affiliated companies recorded within operating income (loss))	(20)	-	0	-	100.8
(Restructuring charges recorded as operating expenses)	60	+200	20	+27	47.3
Income (Loss) before income taxes	(200)	-	210	-	567.1
Net income (loss)	(150)	-	150	-	369.4

Assumed foreign currency exchange rates for the fourth quarter of the fiscal year: approximately ¥90 to the U.S. dollar and approximately ¥120 to the euro.  (Assumed foreign currency exchange rates in the October forecast were approximately ¥100 to the U.S. dollar and approximately ¥140 to the euro.)

This forecast is based on management’s current expectations and is subject to uncertainty and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” on page 3.

The revised forecast is primarily due to the following factors:

1.
Consolidated sales and operating income for the second half of the fiscal year ending March 31, 2009 are expected to be significantly lower than the October forecast, primarily due to a deterioration in the business environment as a result of the global economic slowdown, the continued appreciation of the yen, the impact from the decline in the Japanese stock market and an increase in expected restructuring charges.

2.	The following are factors that contributed to changes in operating income (loss) forecast for each business segment for the second half of the fiscal year, compared to the October forecast.

(1)
In the Electronics segment, operating income (loss) is expected to be approximately ¥340 billion lower than our earlier forecast.  Of this, approximately ¥250 billion is due to a deterioration in the business environment brought on by the slowing global economy and an intensification of price competition, approximately ¥40 billion is due to the impact of the appreciation of the yen, approximately ¥30 billion is due to additional restructuring charges and approximately ¥20 billion is due to a deterioration in equity in net income (loss) of affiliated companies.

1

(2)
In the Game segment, operating income (loss) is expected to be lower by approximately ¥30 billion.  Of this, approximately ¥15 billion is due to the impact of the appreciation of the yen and approximately ¥15 billion is due to lower-than-expected sales.

(3)
In the Pictures segment, operating income is expected to be lower by approximately ¥13 billion due to restructuring charges, a decline in revenue as a result of the economic slowdown and the impact of the appreciation of the yen.

(4)
In the Financial Services segment, operating income (loss) is expected to be lower by approximately ¥65 billion mainly due to a deterioration in earnings at Sony Life Insurance Co., Ltd. resulting from a significant decline in the Japanese stock market.  This is based on the assumption that the equity markets will remain at the December 31, 2008 level until March 31, 2009.  As is our policy, the effects of gains and losses on investments due to market fluctuations since January 1, 2009 are not incorporated within our forecasts for the fiscal year ending March 31, 2009.  Accordingly, market fluctuations could further impact the revised forecast.

(5)
Operating income within All Other is expected to be lower by approximately ¥11 billion due to lower-than-expected sales and additional restructuring charges in the music business which constitutes a majority of the sales of All Other.

3.
The net effect of other income and expenses is expected to improve by approximately ¥50 billion compared to the October forecast mainly due to the recording of a net foreign exchange gain through our hedging activities.

In response to the rapid changes in the business environment, our forecast for capital expenditures, depreciation and amortization, and research and development expenses have been revised down from the forecast as of October 29, 2008 as per the table below.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2008 Actual Results	March 31, 2008 Actual Results
Capital expenditures (addition to fixed assets) *	¥380	-12%	¥430	+13%	¥335.7
for semiconductors (included above)	80	-27	110	-11	90
Depreciation and amortization **	410	-2	420	-4	428.0
for tangible assets (included above)	310	-6	330	-6	328.9
Research and development expenses	530	-2	540	+2	520.6

* Investments in equity affiliates are not included within the forecast for capital expenditures.
** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

2

Preliminary Consolidated Results for the Quarter ended December 31, 2008

Preliminary consolidated results for the quarter ended December 31, 2008 are included in the following table.  The preliminary figures are based on the information available at the time of issuance of this release.  Actual results may differ due to a variety of factors.  Sony will announce its consolidated operating results for the third quarter on January 29, 2009.

			(Billions of yen)
	Third quarter ended December 31
	2007	2008	Change in yen
Sales and operating revenue	¥2,859.0	¥2,150	-25%
Operating income (loss)	236.2	(18)	-
(Equity in net income (loss) of affiliated companies recorded within operating income (loss))	46.9	(11)	-
(Restructuring charges	11.2	12	+7
recorded as operating expenses）
Income before income taxes	335.3	66	-80
Net income	200.2	10	-95

Income before income taxes for the quarter ended December 31, 2007 includes a gain of ¥81.0 billion for change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. in connection with the listing of shares on the First Section of the Tokyo Stock Exchange.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

3

January 22, 2009
Sony Corporation

Sony Outlines Initiatives to Enhance Profitability and Competitiveness

Sony Corporation ("Sony") today announced a series of measures designed to improve its profitability and drive future growth in response to the deterioration of the global economy.  These initiatives focus on three areas:

•	Structurally reform Sony’s core electronics operations to better compete with its best in class peers in terms of speed to market and profitability.
•	Continue margin improvement activities to lessen the impact of the weak economic profile of key markets.
•	Accelerate the integration between products and network services by leveraging the combined strengths of Sony’s electronics and computer entertainment operations.

Group-wide cost reduction of 250 billion yen in the next fiscal year

On December 9, 2008, Sony announced a series of measures across its Electronics segment --including a review of its investment plans, the consolidation of manufacturing sites and workforce optimization-- designed to deliver an estimated total annual cost savings of more than 100 billion yen by fiscal year end March 31, 2010.  Sony intends to accelerate these actions, and in addition, implement further initiatives which are being announced today.  Through these measures, together with anticipated restructuring to be achieved within the game, music and pictures businesses, and significant cost reductions in advertising expenditures, general expenses, logistics and other expenses, Sony now anticipates that it will achieve group-wide cost reductions of 250 billion yen (compared to the current fiscal year ending March 31, 2009) in the fiscal year ending March 31, 2010.

Sony estimates the charges for these structural reforms to be 170 billion yen through March 31, 2010 (60 billion yen in the current fiscal year and 110 billion yen in the fiscal year ending March 31, 2010).

Structural reform in Electronics businesses with priority on speed to market and profitability

Sony is thoroughly reviewing all of its electronics categories to not only enhance product strength, but also to reform as appropriate the fundamental structure of its design, R&D, manufacturing, logistics, and sales processes, to better compete with its best in class peers in terms of speed to market and profitability.  Already confirmed measures include:

(1) LCD TV Business
[Manufacturing Operations]
•	Sony will close TV design and manufacturing operations at Sony EMCS Corporation's Ichinomiya TEC by June 2009, with Japan operations to be consolidated at Inazawa TEC.
•	With the anticipated growth of emerging markets and the resulting demand for more entry-level models, Sony will pursue further OEM/ODM deployment and a far-reaching asset light strategy.

[Design Operations]
•	Sony is standardizing global hardware and software design and integrating its design and R&D resources around the world.
•	Certain aspects of software development will be outsourced to off-shore vendors, for example in India.
•	The company is targeting a global headcount reduction of approximately 30% across its TV design operations and related divisions by the end of the fiscal year ending March 31, 2010.

(2) Semiconductor and Component Business
[Rationalization of R&D, Design and Manufacturing]
To strengthen its competitive position and ensure unified development, design and manufacturing operations, Sony will move and consolidate its resources for small and mid-size LCD panel operations to Sony Mobile Display Corp. (headquartered in Aichi, Japan), and its battery operations to Sony Energy Device Corp. (headquartered in Fukushima, Japan).

Employment-related Measures

The following measures will be carried out in Sony Corporation:

(1) Remuneration
•	Corporate Executive Officer and Corporate Executive bonuses for the fiscal year ending March 31, 2009 will be substantially reduced. In addition, plans are in place to decrease fixed remuneration.
•	In particular, the three Representative Corporate Executive Officers will waive their entire bonus amount for the fiscal year ending March 31, 2009.
•	With regard to management level employees, bonus and base salary are also to be reduced.

(2) Early Retirement Program
•	In order to optimize human resources, Sony will introduce an early retirement program supporting employees to take up new opportunities beyond the Sony group.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Shinji Tomita
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/